

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

December 13, 2006

Mr. Albert L. Reese, Jr.
Chief Financial Officer
ATP Oil & Gas Corporation
4600 Post Oak Place, Suite 200
Houston, Texas 77027

>   **Re: ATP Oil & Gas Corporation**
>   **Form 10-K for the Fiscal Year Ended December 31, 2005**
>   **Filed March 15, 2006**
>   **File No. 001-32647**

Dear Mr. Reese,

      We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

General

1.   Please correct the Commission File Number indicated on the cover of your annual report to be 001-32647 which took effect with your filing of the Form 8-A12B on October 14, 2005.

Engineering Comments

Business

General, page 6

2.   Please disclose the percentage of your proved reserves that are classified as
        developed producing, developed non-producing and undeveloped.

Risk Factors, page 12

3.   Please include a risk factor that cites the percent of total reserves that are
        classified as undeveloped reserves. Explain how this fact may impact your future
        results if the reserves are not developed, or not developed in a timely manner.
        Also address the risks that future prices of oil and gas decline materially, and that
        future production from your properties turns out to be materially different from
        the reserve estimates you disclose.

Properties, page 19

4.   Please comply with Instruction 3 to Item 102 of Regulation S-K, requiring
        disclosure of material information about your properties, including net
        production, reserves, development, nature of your interest, and other material
        information on your individual oil and gas properties or fields.

Oil and Gas Reserves, page 21

5.   It would be helpful to include the definition of proved reserves, as found in Rule
        4-10(a) of Regulation S-X, to provide context for your discussion of reserve
        estimates.

Acreage, page 23

6.   Please identify alongside your table the amount of undeveloped acreage that is
        expiring in each of the next three years, if material.

Management's Discussion and Analysis, page 28

Results of Operations, page 32

7.   We note that you report average oil prices of $41.92 per barrel in 2005. Please reconcile for us this price with the average price for WTI in 2005 of approximately $56.47.

Financial Statements

Supplemental Information About Oil and Gas Producing Activities, page F-29

8.   You indicate that in 2005 you spent $69.2 million on the acquisition of proved properties. You also indicate that in 2005 you purchased 17,775 MBO and 78,502 MMcf of reserves. As this calculates to $2.25 per BOE, please provide us with the technical justification for classifying these reserve estimates as proved.

9.   We note that in presenting details of the Standardized Measure on page F-30, you indicate future operating costs to be $1.00 per Mcfe. Please reconcile this with the operating costs that you report for 2005 on page 33 of $1.19 per Mcfe.

Closing Comments

       Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing."]

You may contact Jim Murphy, Petroleum Engineer at (202) 551-3703 with questions about engineering comments. Please contact Tracie Towner at (202) 551-3744, Don Delaney at (202) 551-3863, or me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief